UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 1

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

Affymetrix, Inc.

(Name of Issuer)

Affymetrix, Inc.

(Names of Filing Persons – Offeror)

3.50% Senior Convertible Notes due 2038

(Title of Class of Securities)

00826TAG3

(CUSIP Number of Class of Securities)

John F. Runkel, Jr.

Executive Vice President and General Counsel

3420 Central Expressway

Santa Clara, California 95051

Telephone: (408) 731-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

William M. Kelly

Sarah K. Solum

Davis Polk & Wardwell LLP

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$95,469,000	$10,940.75

(1)	Estimated for purposes of calculating the filing fee only, in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the transaction value was calculated assuming that $95,469,000 aggregate principal amount of the outstanding 3.50% Senior Convertible Notes due 2038 are being purchased at the maximum price of $1,000 per $1,000 principal amount of the Notes.

(2)	The filing fee was calculated at a rate of $114.60 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by ..00011460.

(3)	Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2012, by Affymetrix, Inc., a Delaware corporation (the “Company”), and relates to the offer (the “Offer”) by the Company to purchase for cash any and all of its outstanding 3.50% Senior Convertible Notes due 2038 (the “Notes”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2012 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer Documents”).

The information in the Schedule TO, including the Offer to Purchase and the related Letter of Transmittal, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 1. Summary Term Sheet.

The Offer to Purchase and Item 1 of the Schedule TO, to the extent Item 1 incorporates by reference the information set forth in the section of the Offer to Purchase entitled “Summary,” are hereby amended and supplemented to include the following information:

The Offer is extended to, and will expire at, 12:00 midnight, New York City time, on Friday, March 2, 2012, unless further extended.

A copy of the notice delivered to holders of the Notes announcing the extension of the Offer is filed as Exhibit (a)(1)(C) to the Schedule TO and is incorporated herein by reference.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to include the information set forth above under Item 1, which is incorporated in this Item 4 by reference.

Item 12. Exhibits.

Item 12 is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase dated February 3, 2012.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)**	Notice Announcing Extension of Offer.

(a)(5)(A)	The Company’s Current Report on Form 8-K filed on January 25, 2012.

(b)	Not applicable.

(d)(1)	Indenture dated as of November 16, 2007, between the Company and the Bank of New York Trust Company, N.A. as Trustee (including Form of Senior Convertible Note due 2038) (incorporated by reference to the Company’s Current Report on Form 8-K as filed on November 19, 2007).

(d)(2)*	Letter Agreement dated as of January 21, 2012 between the Company and Tang Capital Partners, LP.

(d)(3)	1993 Stock Plan, as amended (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-3648), as amended).

(d)(4)	1996 Nonemployee Directors Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-3648), as amended).

(d)(5)	1998 Stock Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 31, 1999).

(d)(6)	Form of Officer and Director Indemnification Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 31, 1999).

(d)(7)	Amendment No. 1 to the 1996 Nonemployee Directors Stock Option Plan of the Company (incorporated by reference to the Company’s Registration Statement on Form S-3 as filed on July 12, 1999, as amended).

(d)(8)	Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on May 15, 2001).

(d)(9)	Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan, as adopted effective March 9, 2000 and amended through May 14, 2010 (incorporated by reference to the Company’s Registration Statement on Form S-8 as filed on May 17, 2010).

(d)(10)	Form of Non-Qualified Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on November 9, 2004).

(d)(11)	Form of Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 2, 2009).

(d)(12)	Form of Restricted Stock Agreement under the Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 2, 2009).

(d)(13)	Offer Letter from the Company to Kevin M. King dated December 18, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K as filed on December 19, 2006).

(d)(14)	Offer Letter from the Company to John F. (Rick) Runkel dated October 6, 2008 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on November 7, 2008).

(d)(15)	Offer Letter from the Company to Andrew J. Last, Ph.D. dated November 2, 2009 (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 1, 2010).

(d)(16)	Offer Letter from the Company to Timothy C. Barabe dated March 9, 2010 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on May 6, 2010).

(d)(17)	Executive Severance Policy dated May 14, 2010 (incorporated by reference to the Company’s Current Report on Form 8-K as filed on May 18, 2010).

(d)(18)	Offer Letter from the Company to Frank Witney dated May 26, 2011 (incorporated by reference to the Company’s Current Report on Form 8-K filed on August 4, 2011).

(d)(19)	Separation Agreement between the Company and Kevin M. King dated May 31, 2011 (incorporated by reference to the Company’s Current Report on Form 8-K filed on August 4, 2011).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO on February 3, 2012.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2012

AFFYMETRIX, INC.

By:	/s/ TIMOTHY C. BARABE
Name:	Timothy C. Barabe
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase dated February 3, 2012.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)**	Notice Announcing Extension of Offer.

(a)(5)(A)	The Company’s Current Report on Form 8-K filed on January 25, 2012.

(b)	Not applicable.

(d)(1)	Indenture dated as of November 16, 2007, between the Company and the Bank of New York Trust Company, N.A. as Trustee (including Form of Senior Convertible Note due 2038) (incorporated by reference to the Company’s Current Report on Form 8-K as filed on November 19, 2007).

(d)(2)*	Letter Agreement dated as of January 21, 2012 between the Company and Tang Capital Partners, LP.

(d)(3)	1993 Stock Plan, as amended (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-3648), as amended).

(d)(4)	1996 Nonemployee Directors Stock Option Plan (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-3648), as amended).

(d)(5)	1998 Stock Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 31, 1999).

(d)(6)	Form of Officer and Director Indemnification Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 31, 1999).

(d)(7)	Amendment No. 1 to the 1996 Nonemployee Directors Stock Option Plan of the Company (incorporated by reference to the Company’s Registration Statement on Form S-3 as filed on July 12, 1999, as amended).

(d)(8)	Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on May 15, 2001).

(d)(9)	Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan, as adopted effective March 9, 2000 and amended through May 14, 2010 (incorporated by reference to the Company’s Registration Statement on Form S-8 as filed on May 17, 2010).

(d)(10)	Form of Non-Qualified Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 1996 Non-Employee Directors Stock Plan (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on November 9, 2004).

(d)(11)	Form of Stock Option Agreement under the Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 2, 2009).

(d)(12)	Form of Restricted Stock Agreement under the Affymetrix, Inc. Amended and Restated 2000 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 2, 2009).

(d)(13)	Offer Letter from the Company to Kevin M. King dated December 18, 2006 (incorporated by reference to the Company’s Current Report on Form 8-K as filed on December 19, 2006).

(d)(14)	Offer Letter from the Company to John F. (Rick) Runkel dated October 6, 2008 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on November 7, 2008).

(d)(15)	Offer Letter from the Company to Andrew J. Last, Ph.D. dated November 2, 2009 (incorporated by reference to the Company’s Annual Report on Form 10-K as filed on March 1, 2010).

(d)(16)	Offer Letter from the Company to Timothy C. Barabe dated March 9, 2010 (incorporated by reference to the Company’s Quarterly Report on Form 10-Q as filed on May 6, 2010).

(d)(17)	Executive Severance Policy dated May 14, 2010 (incorporated by reference to the Company’s Current Report on Form 8-K as filed on May 18, 2010).

(d)(18)	Offer Letter from the Company to Frank Witney dated May 26, 2011 (incorporated by reference to the Company’s Current Report on Form 8-K filed on August 4, 2011).

(d)(19)	Separation Agreement between the Company and Kevin M. King dated May 31, 2011 (incorporated by reference to the Company’s Current Report on Form 8-K filed on August 4, 2011).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on Schedule TO on February 3, 2012.
**	Filed herewith.